Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Sale of Matuku, Acquisition of IVS Pinehurst, and Charter Extension for IVS Crimson Creek

Singapore, May 17, 2022: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “it” or “we”), a global provider of maritime transportation services predominantly in the drybulk sector, announced the following transactions.

We entered into a contract to sell the 2016-built medium range product tanker, Matuku, for $30.0 million (before costs). In anticipation of the sale, we have exercised the purchase option for Matuku under her existing lease financing arrangement at a cost of $25.4 million following the expiration of the bareboat charter under which the vessel operated. Delivery to us is expected on or about May 30, 2022 before onward delivery to her new owners planned on or about June 1, 2022.

We exercised the purchase option on the chartered-in 2015-built supramax bulk carrier, IVS Pinehurst, for an amount of $18.0 million with delivery planned on or about June 18, 2022. The vessel will remain chartered-in at her original contract rate until delivery to us.

We agreed to extend the long-term charter on the 2014-built supramax bulk carrier, IVS Crimson Creek, for a period of 11 to 13 months at a net charter-in rate of $26,276 per day commencing on May 1, 2022.

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping predominantly owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a Core Fleet of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company also owns one medium range product tanker on bareboat charter. The Company is based in Singapore, with offices in London, Durban, Tokyo, and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Stephen Griffiths

Interim CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Paul Lampoutis

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com